[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]
August 17, 2016
Asen Parachkevov Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
RE:	Guggenheim Credit Allocation Fund (File Nos. 333-198646, 811-22715)
Dear Mr. Parachkevov:
Thank you for your telephonic comments received on May 31, 2016 regarding Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed by Guggenheim Credit Allocation Fund (the “Fund”) on April 15, 2016.  On behalf of the Fund, we have articulated your comments to the best of our understanding and provided our responses to your comments below.  Changes will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the filing of Pre-Effective Amendment No. 1 to Registration Statement.
Comment 1	Please review the disclosure regarding the Fund’s use of derivatives to confirm that disclosure is customized to proposed Fund operations and the risks applicable to the derivative instruments expected to be used.
Response 1	The Fund has reviewed its disclosure regarding the use of derivatives and believes that such disclosure is appropriate customized to proposed Fund operations and the risks applicable to the derivative instruments expected to be used. The Fund notes that it invests primarily in various types of credit securities and the Adviser has “the flexibility to allocate the Fund’s assets across various asset classes within the credit securities market and may focus on particular countries, regions, asset classes and sectors to the exclusion of others at any time and from time to time.” In addition, the Fund “may also obtain investment exposure through derivatives transactions intended to replicate, modify or replace the economic attributes associated with an investment in securities in which the Fund may invest directly.” Therefore, the Fund includes disclosure in the Prospectus regarding the various types of credit derivatives that the Fund may from time to time utilize in its credit allocation investment program.
Comment 2	The disclosure provides, “[t]o the extent that the Fund invests in synthetic investments with economic characteristics similar to credit securities, the value of such investments will be counted as credit securities for purposes of the Fund’s policy of investing at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in credit securities.” Please revise disclosure to clarify that the market (or fair) value of derivative instruments, rather than the notional value, will be used by the Fund for purposes of determining satisfaction of the 80% test.

Securities and Exchange Commission
August 17, 2016

Response 2	The Fund has revised the disclosure as requested.
Comment 3	The disclosure provides, “[f]or purposes of the Fund’s 80% Policy, the Fund will include its investments in other investment companies that have a policy of investing at least 80% of their net assets, plus the amount of any borrowings for investment purposes, in one or more types of credit securities.” Please confirm supplementally that the Fund will include the full value of such investments, and not 80% of the value, for purposes of the Fund’s 80% Policy.
Response 3	The Fund confirms that it will include the full value of such investments, and not 80% of the value, for purposes of the Fund’s 80% Policy.
Comment 4	Confirm that the Fund has no present intention to issue preferred shares or debt securities in the next twelve months.
Response 4	The Fund confirms that it has no present intention to issue preferred shares or debt securities in the next twelve months.
Comment 5	While the Fund has entered in to a credit facility, it has not currently drawn upon such facility. Confirm whether the Fund has a present intention to draw upon such facility in the next twelve months. If so, revise the Summary of Fund Expenses table to reflect expenses associated with such increased levels of leverage.
Response 5	The Fund may draw upon its credit facility from time to time during the next twelve months. However, it is the Fund’s current intention that any such borrowings would result in a corresponding deduction in the Fund’s leverage through reverse repurchase agreements, and not in an increase in leverage outstanding as a percentage of the Fund’s Managed Assets. At current rates, the effective costs of borrowings under the Fund’s credit facility and reverse repurchase agreement transactions are substantially similar and therefore the Fund believes that the Summary of Fund Expenses table based on the Fund’s capital structure and leverage as of May 31, 2016 remains an accurate depiction of the costs associated with an investment in the Fund, regardless of the Fund’s mix of leverage sources between borrowings and reverse repurchase agreement transactions.
Comment 6	We note that the Fund has significant unfunded loan commitments. Please confirm whether the Fund has sufficient unencumbered liquid assets to cover the amount of its currently outstanding unfunded commitments. Revise disclosure in the Prospectus to clearly disclose that the Fund’s strategy involves entering in to unfunded loan commitments and the related risks.
Response 6	The Fund confirms that in connection with any unfunded commitments, the Fund segregates cash and liquid assets in an amount at least equal to the Fund’s outstanding obligations under such unfunded commitments. The Fund has added additional disclosure to the Prospectus regarding unfunded commitments.
Comment 7	We note that the Fund invests in CLOs. Confirm whether investing in “residual” or “equity” tranches of CLOs is a principal investment strategy of the Fund. If so, add additional disclosure to the Prospectus regarding investments in CLO equity and the related risks.

Securities and Exchange Commission
August 17, 2016

Response 7	The Fund confirms that investing in “residual” or “equity” tranches of CLOs is not a principal investment strategy of the Fund.
Comment 8	Provide an explanation of the term “duration.” Include an illustrative example.
Response 8	The Fund has included the requested disclosure.
Comment 9	Please confirm that investment in “payment in kind” securities is not a principal investment strategy of the Fund.
Response 9	The Fund confirms that investment in “payment in kind” securities is not a principal investment strategy of the Fund.
Comment 10	Please confirm that the Fund’s definition of Managed Assets does not result in the Fund paying advisory fees on leverage embedded in derivative instruments.
Response 10	The Fund confirms that for purposes of the definition of Managed Assets, the Fund’s includes the market (or fair) value of derivative instruments and not the notional value, to the extent it exceeds the market (or fair) value.
Comment 11	Add disclosure to the Prospectus Summary regarding the portion of the advisory fee paid by the Investment Adviser to the Sub-Adviser.
Response 11	The Fund has revised the disclosure as requested.
Comment 12	Confirm that the Fund does not invest in 3(c)(1) or 3(c)(7) funds.
Response 12	The Fund hereby confirms that does not invest in hedge funds or private equity funds, which are exempted under Sections 3(c)(1) or 3(c)(7). The Fund notes that it may invest in various types of structured finance and asset backed securities, some which may be issued by entities that rely on the exemptions found in Sections 3(c)(1) or 3(c)(7) of the 1940 Act. The Fund believes that investments in structured products should not be treated as investments in hedge funds because collateralized securities are fundamentally different from hedge funds. Structured products are pools of assets (e.g. mortgages, loans or other debt securities) issued by multiple underlying issuers or representing mortgages on multiple properties and property types. Many structured products trade in an active market pursuant to Rule 144A under the Securities Act of 1933. Hedge funds, on the other hand, are generally not actively traded nor tied to the credit of underlying debtors or mortgagees. The Fund understands that issuers of structured products, depending on their structure and assets, may rely on a variety of exclusion from the definition of investment company, including 3(c)(1) and 3(c)(7). The specific exclusion from the 1940 Act relied upon by the issuer of a structured product is generally not a factor in the Adviser’s investment decision, and may not be known at the time of investment.
Comment 13	Footnote 4 to the Summary of Fund Expenses table states: “Based upon average net assets applicable to Common Shares during the fiscal year ended May 31, 2015.” However, the introductory paragraph to the Summary of Fund Expenses table states that “The table is based on the capital structure of the Fund as of November 30, 2015.” We note that net assets of the Fund declined from May 31, 2015 to

Securities and Exchange Commission
August 17, 2016

November 30, 2015. Explain what asset level upon which the Summary of Fund Expenses table is calculated.
Response 13	The Fund notes that disclosure throughout the Prospectus in Pre-Effective Amendment No. 2 has been updated to reflect financial information for the fiscal year ended May 31, 2016. Therefore, the Summary of Fund Expenses table in Pre-Effective Amendment No. 2 is calculated based on the average net assets attributable to Common Shares for the fiscal year ended May 31, 2016.
Comment 14	Confirm that at the time of any offering pursuant to the Registration Statement, the Prospectus Supplement for such offering will contain a Summary of Fund Expenses table based on appropriate assumptions at the time of such offering.
Response 14	The Fund confirms that any Prospectus Supplement will contain a Summary of Fund Expenses table, based on appropriate assumptions at the time of such offering.
Comment 15	We note that the senior securities table and financial highlights contained in the Registration Statement reflect Total Borrowings Outstanding and Asset Coverage per $1,000 of Indebtedness for the fiscal year ended May 31, 2015 that differ from the financial statements included in the Fund’s annual report to shareholders for the fiscal year ended May 31, 2015. Confirm whether the auditors have reviewed and signed off on the figures included in the Registration Statement.
Response 15	The Fund confirms that the auditors have reviewed and signed off on the figures included in the Registration Statement. The correct amount of reverse repurchase agreements outstanding at fiscal year end May 31, 2015 was $65,942,734. During the audit confirmation process, it was determined that the Fund entered into a reverse repurchase agreement in the amount of $370,625 on May 26, 2015. However, this reverse repurchase agreement was not booked until June 3, 2015. This timing error was discovered on July 27, 2015 at which time the Statement of Assets was updated to properly reflect the amount of reverse repurchase agreements outstanding. However, the Financial Highlights and Offsetting Table for the fiscal year ended May 31, 2015 were inadvertently not updated to reflect the additional $370,625 reverse repurchase agreement. Disclosure throughout the Prospectus has been updated to reflect financial information for the fiscal year ended May 31, 2016. The Financial Highlights for the fiscal year ended May 31, 2016 include the correct figure for reverse repurchase agreements outstanding at fiscal year end May 31, 2015 and a corresponding change has been made in the Prospectus.
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Should you have any additional comments or concerns, please do not hesitate to contact me at  (312) 407-0641.
Sincerely,
/s/ Kevin T. Hardy
Kevin T. Hardy